082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2008 AUG 11 P 2:-4

Santos

SUPPL

Facsimile

To:	Securities Exchange Commission	Fax:	0001112027729207
From:		Return Fax:	
Date:	8/08/2008 5:27:14 PM	No of pages:	4 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3X - DJW Knox which has been released to the ASX market today.

Kind Regards
Suzanne Roberts [redacted]
Legal Assistant

08004255

PROCESSED
AUG 13 2008
THOMSON REUTERS

Santos

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

To:	Company Announcements Office ASX Limited
From:	Chairman
Date:	8 August 2008
Subject:	**Appointment of David Knox**

Further to the announcement made on 29 July 2008, Santos Limited confirms that David Knox has been formally appointed as a Director. Attached is an Initial Director's Interest Notice for Mr Knox.

Stephen Gerlach
Chairman

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID JOHN WISSLER KNOX
Date of appointment	6 August 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

50,000 Share Acquisition Rights (SARs) granted 3 September 2007 subject to TSR hurdles to be tested over the period 1 January 2007 – 31 December 2009;

100,000 Options granted 24 October 2007 subject to a 3 year continuous service period measured 3 September 2007 – 2 September 2010;

64,992 Options granted on 3 May 2008 subject to relative TSR hurdles to be tested over the period 1 January 2008 – 31 December 2010;

21,837 Options granted on 3 May 2008 subject to a 3 year continuous service period, measured 3 May 2008 – 2 May 2011;

94,193 Options and 35,973 SARs granted 28 July 2008 subject to relative TSR hurdles to be tested over the period 1 January 2008 – 31 December 2010;

131,976 Options and 50,403 SARs granted 28 July 2008 subject to relative TSR hurdles to be tested over the period 1 January 2009 – 31 December 2011;

131,976 Options and 50,403 SARs granted 28 July 2008 subject to relative TSR hurdles to be tested over the period 1 January 2010 – 31 December 2012.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

8 August 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad on behalf of the Company dated 7 August 2008, in respect of the maturity of RM1.1 billion nominal value 2-year convertible notes due 2008 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

General Announcement
Reference No **MM-080807-56244**

Exemption No. 82-3229

Submitting Merchant Bank	: CIMB INVESTMENT BANK BERHAD
Company Name	: **RESORTS WORLD BHD**
Stock Name	: RESORTS
Date Announced	: 07/08/2008

Type	: Announcement
Subject	: RESORTS WORLD BHD ("RESORTS WORLD") Maturity of RM1.1 billion nominal value 2-year convertible notes due 2008 ("Notes")
Contents	: We refer to the announcement dated 21 September 2006 in relation to the issuance of the Notes.

On behalf of Resorts World's Board of Directors, we wish to announce that the Notes will be maturing on 21 September 2008. In accordance with Clause 8.1 of the Terms and Conditions of the Notes, all Notes outstanding on 19 September 2008 (being the business day immediately preceding the maturity date of the Notes on 21 September 2008) will be redeemed in cash by Resorts World at 99.00% of their principal amount.

As at 30 June 2008, the balance of the Notes that remains outstanding is RM76,350,000.

This announcement is dated 7 August 2008.

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Christine Manuel	**Return Fax:**	61 8 8116 5623
Date:	5/08/2008 11:25:58 AM	**No of pages:**	10 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 5137

Attached is an Appendix 3B as lodged with the ASX.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Options granted pursuant to the Santos Executive Share Option Plan (SESOP) and Share Acquisition Rights (SARs) over ordinary shares granted pursuant to the Santos Employee Share Purchase Plan (SESPP).**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**358,145 options, each over one ordinary share, exercisable subject to satisfaction of performance conditions.** **136,779 SARs, each being a conditional entitlement to receive one fully paid ordinary share in the capital of the Company, subject to the satisfaction of performance conditions.**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Refer Annexure.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**On exercise of options, shares will thereafter rank equally with other fully paid ordinary shares.** **Shares allocated on vesting of SARs will rank equally with other fully paid ordinary shares.**

5	Issue price or consideration	**Issued at no cost upon grant.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of options to the Chief Executive Officer pursuant to his Executive Service Agreement and the terms of the Santos Executive Share Option Plan.** **Issue of SARs to the Chief Executive Officer pursuant to his Executive Service Agreement and the Santos Employee Share Purchase Plan.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**4 August 2008**

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
595,224,021	**Fully paid ordinary shares.**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,453,547	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,374,307	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
28,813	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Options: On exercise of options, shares will thereafter rank equally with other fully paid ordinary shares.** **SARs: If the relevant performance conditions are satisfied the SARs vest and ordinary shares in the Company will be allocated and will thereafter rank equally with other fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 August 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

ANNEXURE

New issue announcement,
application for quotation of additional securities and agreement

Part 1 – All issues (continued)

Supplementary 2008 Long Term Incentive Grant to CEO

94,193 Options:-	Expiry date -	27 July 2018
	Exercise price -	$17.36
	Performance conditions -	The performance condition compares Santos' Total Shareholder Return against each of the individual entities in a comparator group comprising the ASX100. The performance period starts on 1 January 2008 and ends on 31 December 2010. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	1 January 2011 to 27 July 2018, subject to the satisfaction of performance conditions.

35,973 SARs:-	Issue price -	Nil
	Performance conditions -	The performance condition compares Santos' Total Shareholder Return against each of the individual entities in a comparator group comprising the ASX100. The performance period starts on 1 January 2008 and ends on 31 December 2010. Shares allocated on the vesting of SARs will be restricted until the earlier of 27 July 2018 or the date at which the Board, at the request of the shareholder, exercises its discretion to remove the restrictions. Thereafter, subject to compliance with the Company's guidelines for dealing in securities, the shares will not be subject to any restrictions on dealing.

Part 1 – All issues (continued)

2009 Long Term Incentive Grant to CEO

131,976 Options:-	Expiry date -	27 July 2018
	Exercise price -	$17.36
	Performance conditions -	The performance condition compares Santos' Total Shareholder Return against each of the individual entities in a comparator group comprising the ASX100. The performance period starts on 1 January 2009 and ends on 31 December 2011. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	1 January 2012 to 27 July 2018, subject to the satisfaction of performance conditions.

50,403 SARs:-	Issue price -	Nil
	Performance conditions -	The performance condition compares Santos' Total Shareholder Return against each of the individual entities in a comparator group comprising the ASX100. The performance period starts on 1 January 2009 and ends on 31 December 2011. Shares allocated on the vesting of SARs will be restricted until the earlier of 27 July 2018 or the date at which the Board, at the request of the shareholder, exercises its discretion to remove the restrictions. Thereafter, subject to compliance with the Company's guidelines for dealing in securities, the shares will not be subject to any restrictions on dealing.

ANNEXURE

New issue announcement,
application for quotation of additional securities and agreement

Part 1 – All issues (continued)

2010 Long Term Incentive Grant to CEO

131,976 Options:-	Expiry date -	27 July 2018
	Exercise price -	$17.36
	Performance conditions -	The performance condition compares Santos' Total Shareholder Return against each of the individual entities in a comparator group comprising the ASX100. The performance period starts on 1 January 2010 and ends on 31 December 2012. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	1 January 2013 to 27 July 2018, subject to the satisfaction of performance conditions.

50,403 SARs:-	Issue price -	Nil
	Performance conditions -	The performance condition compares Santos' Total Shareholder Return against each of the individual entities in a comparator group comprising the ASX100. The performance period starts on 1 January 2010 and ends on 31 December 2012. Shares allocated on the vesting of SARs will be restricted until the earlier of 27 July 2018 or the date at which the Board, at the request of the shareholder, exercises its discretion to remove the restrictions. Thereafter, subject to compliance with the Company's guidelines for dealing in securities, the shares will not be subject to any restrictions on dealing.

END